



Bridge Round SAFE

OFFERING: Pre-Money Simple Agreement for Future Equity (SAFE) | $8M Valuation Cap



Founded: January 2015

Headquarters: Richmond, VA 📍

Website: https://equalitymd.com/ ↗



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raised:

$0

0 Investors	**$500** Min Invest
% Interest Rate	**SAFE** Offering Type
$10K Min Funding	**$107K** Max Funding





Not Accepting Investments at this time

Overview   Team   Documents   Disclosures   Pitch   Updates   Press   Q&A

Problem

The LGBTQ+ community (40M Americans) has endured historic discrimination from the medical profession, has unique health concerns and lacks adequate access to healthcare. This NIH-designated "Healthcare Disparity Population" suffers from higher rates of cancer, HIV/AIDS, depression, suicide, and COVID-19. Patients struggle to find LGBTQ+ culturally competent providers. Many don't seek care out of fear or mistrust, which harms ALL communities and costs the U.S. $210B (1% GDP) every year. By not engaging with the healthcare industry (1/5 of U.S. economy), patients, providers, and businesses lack critical insights to make informed, data-driven decisions.

Solution

Our patentable matching algorithm connects patients with LGBTQ+ culturally competent mental health providers based on their unique personal preferences. We're initially focusing on mental health; later, we'll expand to other practice areas (e.g. – primary care). Our platform gives patients unprecedented freedom to make data-driven decisions and empowers individuals to become the heroes of their own healthcare stories. Our closed-loop, HIPAA/GDPR compliant ecosystem (telehealth, marketplace, virtual community center) collects valuable patient journey data (non-PII) and NEW consumer behavioral data. Access to these insights helps providers and inclusive businesses understand and authentically engage with the LGBTQ+ community as both patients and consumers. Since the LGBTQ+ community encompasses every demographic and represents the evolving ESG/DEI-minded consumer/workforce, it's the ideal beachhead market that organically opens doors to other underserved communities and additional B2C & B2B verticals. By delivering inclusive, personalized care, we're fixing healthcare's broken "hospital model," making the patient/provider relationship less clinical, and putting humanity into healthcare.

Product

Our patentable matching algorithm connects patients with LGBTQ+ culturally competent mental health providers based on their unique personal preferences. We're initially focusing on mental health; later, we'll expand to other practice areas (e.g. – primary care). Our platform gives patients unprecedented freedom to make data-driven decisions and empowers individuals to become the heroes of their own healthcare stories. Our closed-loop, HIPAA/GDPR compliant ecosystem

(telehealth, marketplace, virtual community center) collects valuable patient journey data (non-PII) and NEW consumer behavioral data. Access to these insights helps providers and inclusive businesses understand and authentically engage with the LGBTQ+ community as both patients and consumers.

Business Model

Traction

PRODUCT Our SaaS product is ready to launch and start earning revenue. We have 1,200 providers ready to sign up AND bring their existing patient caseloads onto our platform. We have a partnership with the nation's premier LGBTQ+ cultural competency training organization for medical professionals, OutCare Health (OCH). Their founder is our Chief Medical Officer, Dr. Dustin Nowaskie. PARTNERSHIPS OutCare Health: The nation's premier LGBTQ+ cultural competency training organization for medical providers. Their network includes 3,500+ providers and 1M+ patients. Their founder, clinical psychiatrist Dr. Dustin Nowaskie, is equalityMD's Chief Medical Officer. The National LGBT Chamber of Commerce (NGLCC): In January 2020, equalityMD was certified as a LGBT Business Enterprise (LGBTBE). This certification opens doors to incredible B2B opportunities, including our new partnership with Boston Scientific. The NGLCC has 76 affiliate chambers—each with dozens (sometimes thousands) of business members—and 367 corporate sponsors looking to engage LGBTBEs like equalityMD. This relationship opens doors to a plethora of B2C and B2B opportunities in almost every state across America. ScriptSave/WellRx: They run our equalityMD-branded Prescription Savings Program (card + corresponding health/wellness website) and have a network of 10M+ patients. Campus Pride: They have a network of over 1,100 colleges and universities across America. We work with them on mental health related issues and can market our platform (and Rx card) to students, parents, faculty, staff, administrators, and alumni. American Telemedicine Association (ATA): The ATA is the advocacy, education, and policy association for the nation's telehealth industry. They have a network of hundreds of hospitals, medical associations, patient advocacy groups, technology companies, corporations, etc. Their president, Ann Johnson, is working with equalityMD and other ATA members to create a national framework to eliminate health disparities using telehealth. This work will give equalityMD incredible exposure on the national stage, establish the company as an authoritative voice in the LGBTQ+ telehealth space, and generate potential partnerships with other ATA members. Boston Scientific: Large corporation that manufactures medical devices. We have an exclusive 1-year partnership with them where they'll get us B2B-market ready. They have over 36,000 employees and would like to become our first B2B client--Boston Scientific Health, powered by equalityMD. KiwiTech: Our offshore dev/ops team | large investor network. Lighthouse Labs: Nationally ranked technology accelerator (Class of 2019, Cohort 8) | great alumni relations and investor network. Unstuck Labs: DC-based technology accelerator (Class of 2019) | great investor network. Rivendell Media: America's LGBTQ Media Company with a presence in almost every LGBTQ media outlet (print + digital) in America. Numerous LGBTQ media entities (local, regional, and national), professional associations, and social groups.

Recognition

Founder named honorary LGBTQ hero for the State of Florida (Oct 2020). Founder named Top 100 People to Meet in 2021 (Dec 2020). Founder named Top 40 Under 40 LGBTQ Leaders in North America (Jan 2021). National LGBT Chamber of Commerce grants equalityMD LGBT Business Enterprise Certification (Feb 2021). Founder/equalityMD receive Comcast Momentum Award (Mar 2021). University of Virginia - Pitch Competition Winner (Apr 2021). Campus Pride - Mental Health Awareness Presenter (May 2021). Global Inclusion Online Forum - Top 6 Finalist in "Tech Equality & Inclusion" (May 2021). PitchBook identified equalityMD as 1 of only 5 companies in the nation that provide care in the $216B LGBTQ+ healthcare space (Sept 2021). DC Startup Week - Top 5 Startup Companies in the DC-Metro Region (Oct 2021). Denver Startup Week -

Diversity, Equity & Inclusion healthtech presenter (Oct 2021). Mid-Atlantic Accelerate 2022 - Top 30 Tech Companies in the Mid-Atlantic Region (Oct 2021). Washington Business Journal identified equalityMD as an "under-the-radar startup worthy of attention" (Oct 2021). Perspectives on Healthcare highlighted the work we're doing to bring equity to healthcare (Nov 2021). Modern Luxury DC put a spotlight on equalityMD and our mission-driven work in the behavioral health space (Dec 2021/Jan 2022). Global Acceleration for All Awards - equalityMD named Top 20 Tech Companies out of 1,500+ applicants;





Justin Ayars

Founder & CEO

Justin is a self-described recovering healthcare trial lawyer turned serial entrepreneur. He has extensive experience in crafting compelling narratives that resonate with diverse demographics, helping businesses authentically engage new markets, and cultivating communities through relationship-building and technological innovation. He's an award-winning marketing and media expert, a prominent DEI and ESG speaker, and an internationally recognized LGBTQ+ leader and influencer in the business, policy, and entrepreneurial arenas. Justin has been named an honorary LGBTQ Hero for the State of Florida, selected as one of the Top 100 People to Meet in Virginia in 2021, and honored as a Top 40 Under 40 LGBTQ+ Leader in North America. In his own words, he has the mind of a humanities scholar, heart of a poet and spirit of a starship captain. In all that Justin does, curiosity remains his true north star.



Sekou Bamba

CTO

Sekou is an accomplished engineer manager, programmer, and data scientist. Bachelor Applied Science (Universite de Cocody Abidjan, Ivory Coast); Master of Engineering (GW); Doctor of Engineering (GW - School of Engineering & Applied Sciences). SAS Certified Base Programmer for SAS 9. SAS Certified Statistical Business Analyst Using SAS 9: Regression and Modeling. Former Senior Consultant at PQE Group – global life sciences services provider. Expert technologist, data



Dustin Nowaskie

Chief Medical Officer

Founder of OutCare Health – LGBTQ+ Cultural Competency Training Program for Medical Providers (2,300+ providers | 1M patients). Licensed Clinical Psychiatrist at Indiana University Residency. Published Works: Development, Implementation, and Effectiveness of a Self-sustaining, Web-based LGBTQ+ National Platform: A Framework for Centralizing Local Health Care Resources and Culturally Competent Providers Gay & Gray X: Red Ribbon Redux: The Challenges of Long-term Survival with HIV A National Survey of U.S. Psychiatry Residents' LGBT Cultural Competency: The Importance of LGBT Patient Exposure and Formal Education Impact on Patient Satisfaction & Importance of Medical Intake & Office Staff in a Multidisciplinary, One—Stop Shop Transgender Program in Indianapolis, IN Dementia Care Providers' Practices, Attitude & Knowledge in Treating LGBT Communities



Ritu Maghera

VP Design

Ritu is a highly accomplished UI/UX expert. 20 years of digital product design experience provides her with the insights and expertise to visually communicate business requirements and conceptional ideas to engaging user-centric experiences. She applies a unique and refined process which cultivates roughly sketched concepts in to deep-level user engagement while helping define intelligence, logic and data captures. An agile approach allows for customization for





Wim Kumpen

Product Developer

I'm a Belgium-based technical product developer for next level businesses. With my clever combination of skills I give your start up (or scale up) company the essential boost. My unique set of bachelor's degrees in Applied Informatics, Marketing and Digital Marketing gives me a head start in understanding the intricate connections between the technology and market behind the product. I aim my focus on innovation and don't shy away from a challenge. That's how I quickly evolved from small scale software development to the digital product development for tech startups. My career path helped me grow my skills in tech & business. My past experiences qualify me to spot opportunities others might still be blind to. By sharing my lessons learned, new products and businesses gain momentum.



Jesse LaVancher

Chief Marketing Officer

I'm an artist who has his head in the clouds and his feet firmly planted on the ground. My ability to be both a dreamer and a pragmatic change-maker has helped me in all of my personal and professional endeavors. I've been an entrepreneur for over 20 years. Since 2009, I've worked with Justin Ayars on a coffee shop, a restaurant/lounge, a LGBTQ+ multimedia/marketing company (Equality Rewards) and, most recently, a LGBTQ+ telehealth company and it's new product, EqualityMD. I'm proud of all of my work, but I really got to show my creative side with Tilt Nightclub, 2113 Bistro, The Brookwood, and Equality Rewards. Prior to my full-time entrepreneurial journey, I spent 15 years working in the community easily access LGBTQ+ inclusive doctors nationwide through a new mobile platform, equalityMD. As a former paramedic/EMT, I have first-hand experience caring for patients. I've long-seen (and experienced) the challenge the LGBTQ+ community faces in finding inclusive medical professionals. This problem has become top-of-mind during the current pandemic as our community is more at risk of contracting COVID-19 that other communities due to its higher rate of HIV/AIDS, higher percentage of smokers and the fact that many in the community don't see doctors because of the historic discrimination they've experienced from the medical community over several decades. I can't wait to take equalityMD nationwide so we can have a powerful social impact on an underserved community during a time when they truly want and need help. When I'm not working, I enjoy gardening (it's really just another expression of my artistic nature), playing with my pets (I'm a HUGE dog-lover) learning about history and politics and exploring new places (be they new cities or new ideas). In short, I'm a curious soul who wants to live life to its fullest and make a positive, lasting dent on the world.



Ashton Randle

VP Partnerships

Public Policy and Grassroots Advocacy Professional: My background spans over 10 years, addressing complex issues primarily in the healthcare and national public policy arenas. In that time, I have developed and executed comprehensive strategies to achieve objectives for clients and national organizations. I have a great deal of experience working on campaigns, Capitol Hill, within political advocacy organizations, associations, nonprofits and with fortune 500 corporate clients. These experiences have provided me the opportunity to competently address junior and senior level staff responsibilities. Furthermore, these positions gave me great exposure to political and business leaders, allowing me to host forums and roundtables that brought together authorities from a vast continuum of communities. During my time in Washington, D.C., I was able to write articles and op-eds for national and local publications. These pieces addressed healthcare, issues impacting seniors and other policy issues. Outside of the office, I support and work with many young professional committees for national organizations, supporting the arts and health related causes.







Jen Finn

Chief Advisor

Former COO at Capital One. Advising early stage startups on go-to-market strategy, fundraising, and rapid scaling for corporate partnerships.

Documents

 SAFE investment agreement

 Offering Memo and Disclosures

 Executive Summary   equalityMD's one-page executive summary.

 Pitch Deck   Pitch Deck Winter 2022

Disclosures





with mental health providers who've had LGBTQ+ cultural competency training. By delivering inclusive, personalized care to this 40M+ "Health Disparity Population" we're helping ALL communities live healthier lives By helping this underserved community participate in the healthcare industry (1/5 of U.S. economy), we're saving the U.S. $210B/year (1% GDP). Our NEW data insights will lead to more data-driven decisions. Our SaaS biz model produces reliable, scalable revenue in the $216B LGBTQ+ healthcare market. We compete in the growing LGBTQ+ healthcare market, which is valued at $216B. We are similar to the transgender-focused telehealth companies, Folx and Plume. However, PitchBook identified equalityMD as the ONLY company in America that provides care to the entire LGBTQ+ community and that requires its network of providers to undergo cultural competency training. We have our MVP completed and a network of 1,200 providers who want to sign up and bring their existing patients with them. Throughout Q1, we'll be onboarding our initial cohorts of providers and patients.



INVEST   RAISE   KNOWLEDGE BASE   ABOUT   CONTACT





This offering is conducted through Round Here, LLC; SEC file number 007-00284; Central Registration Depository (CRD) number 313211. The compensation paid to Round Here as an intermediary is (a) an initial fee paid by each issuer in the range of $1700 to $3000, an amount determined to cover costs of our escrow services provider over the course of the offering, and other costs of issuer onboarding, bad actor checks, and anti-money laundering (AML) checks, and (b) a success fee in the amount of 7% to 10% of the amount of each escrow closing and funding of the investment.

You may cancel your investment commitment until 48 hours before the deadline identified by the issuer. Round Here will notify you when the target offering amount has been met. At that time, if prior to the deadline, the issuer may close the offering early with notice to you about the new offering deadline at least five (5) business days prior to such new offering deadline ((absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If you do not cancel an investment commitment before the 48-hour period prior to the offering deadline, your funds will be released to the issuer upon closing of the offering and you will receive securities in exchange for your investment.

If total investment commitments do not equal or exceed the target at the deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. If the issuer makes a material change to the terms of this offering, we will provide notice to you by email. If you do not reconfirm your investment commitment within five (5) business days of receiving that notice, your investment commitment will be cancelled and committed funds will be returned to you.

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